EXHIBIT 1

Land and Buildings Responds to MGM’s Numerous False and Misleading Claims in New Investor Presentation

The Truth Is in the Numbers: MGM Total Shareholder Returns Have Materially Underperformed its Gaming and Lodging Peers And MGM’s Valuation Is Persistently Depressed

MGM’s $4.5 Billion of Impairments Do Not Translate To a “History of Strong ROIC Investment”

Land and Buildings’ Four Independent, Highly-Qualified Director Nominees Have the Experience and Fresh Perspectives We Believe Are Needed to Exert Effective Board Stewardship and Evaluate Strategic Options, Including a REIT

Vote for our Nominees on the GOLD Proxy Card Today

To view the presentation, please click here.

Stamford, CT— (May 8, 2015) – Land and Buildings Investment Management, LLC (“Land and Buildings”) issued the following press release correcting what it believes are false claims MGM Resorts International (NYSE:MGM) (“MGM” or the “Company”) has made about its own historical performance, track record and commitment to delivering value for shareholders. Land and Buildings urges shareholders to support the election of its four independent, highly qualified nominees to the Board of Directors of MGM (the "Board") whom Land and Buildings believes have the experience and independent perspectives needed to fix what they view as the broken boardroom culture at MGM and explore value-unlocking alternatives. Land and Buildings’ new investor presentation is available at: www.RestoreMGM.com.

MGM has recently made untrue statements in a letter to shareholders in what Land and Buildings views as an effort to obscure the facts around the Company’s performance and strategy. Land and Buildings wants to set the record straight and ensure that shareholders can make a decision based on the truth. As such, consider the following:

  MGM Claim: “MGM has delivered significant value to its shareholders, and when compared to its peers, MGM has performed well.”
  The Truth: MGM has relentlessly underperformed its peers, with MGM total shareholder returns underperforming their peer group1 median by 453% since Jim Murren became CEO in 2008, and underperforming in each of the trailing 1 (-36%), 3 (-27%), and 5 (-102%) year periods. MGM arbitrarily uses a March 2009 date from which to measure performance, when the stock hit its low and the Company was nearly bankrupt, and also arbitrarily ends its analysis at year-end 2014 – two and a half months prior to Land and Buildings’ public involvement. Furthermore, Land and Buildings believes that MGM cherry-picked its peers, omitting any lodging peers despite the fact that 70% of MGM’s Las Vegas revenue comes from non-gaming sources, and misleadingly including Caesar’s Entertainment, which declared bankruptcy in January 2015.

  MGM Claim: “MGM's EV/EBITDA 2014 multiple was about 10.5x, which is above the median industry multiple of 9.5x.”
  The Truth: MGM persistently trades at a depressed valuation relative to its closest operational peers, Las Vegas Sands and Wynn Resorts. MGM appears to be misleading investors in the EBITDA multiples of MGM and its closest operational peers by not adjusting EBITDA multiples for pro rata ownership of each company’s assets. Land and Buildings believes they know better and this “mistake” lacks “honesty, integrity and candor”—the very qualities that MGM alleges Land and Buildings' nominees lack. But don’t just take Land and Buildings' word for it – according to Deutsche Bank, which appropriately, in Land and Buildings' view, adjusts EBITDA multiples for pro rata ownership of each company’s assets, MGM’s average EV/EBITDA multiple was 12.4x since 2008, compared to 16.4x and 15.0x for Sands and Wynn, respectively. Despite MGM’s claim that its valuation is above its peers, Mr. Murren stated on the Company’s first quarter 2015 earnings call that “about the only thing I did agree with in the Land and Buildings discussion is that we are undervalued and have undervalued real estate.”

  MGM Claim: “MGM has a history of making strong ROIC investment…”
  The Truth: MGM’s ROIC (return on invested capital) was 1.9% in 2014, compared to 20.0% and 15.8% for Sands and Wynn, respectively. MGM was responsible for what Land and Buildings believes is likely the most disastrous private development project in United States history, the $9.2 billion CityCenter debacle, and has incurred $4.5 billion of impairments since 2009, including $2.0 billion in connection with assets other than CityCenter. Land and Buildings believes shareholders should be asking: what was the expected and actual return on investment for the planned ~$5.0 billion development in Atlantic City that the Company recorded over $700 million of impairments on?

  MGM Claim: “We have for some time been actively evaluating all strategic initiatives for the Company, including a potential partial or total REIT strategy.”
  The Truth: If MGM had been exploring a REIT strategy prior to our involvement, why did Jim Murren make no recent public mention of such an initiative until our private conversations with the Company began? And if MGM were seriously exploring a REIT conversion, Land and Buildings believes shareholders would have been provided with answers to the following key questions that remain unaddressed:
    When will the results of the exploration of strategic initiatives (including a REIT) be shared with shareholders?
    Who on the Board is evaluating potential strategic initiatives?
      Is it the entire Board?
      If so, why not form a special committee of independent directors?
      Who on the Board has experience with REIT conversions?
      Which independent directors have extensive real estate experience?

  MGM Claim: “MGM has achieved excellent executive-shareholder alignment with its compensation program.”
  The Truth: Glass Lewis, in the proxy advisory firm’s 2014 MGM Proxy Paper report, disagrees (emphasis added): “The Company has been deficient in linking executive pay to corporate performance, as indicated by the ‘D’ grade received by the Company in Glass Lewis' pay-for-performance model. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, the Company has not implemented such a program. Furthermore, we note that the Company received pay-for-performance grades of ‘D’ in both our 2013 and 2012 Proxy Papers. In our view, shareholders should be deeply concerned with the compensation committee's sustained failure in this area.” In fact, Mr. Murren’s compensation has remained remarkably consistent despite inconsistent and often underperforming shareholder returns – which in our view represents the exact opposite of aligning management's incentives with shareholder interests.

L&B Board Nominees: Highly-Qualified and Independent

The Land and Buildings nominees will not only seek to ensure that the Company takes a clear-eyed assessment of the Land and Buildings proposal, which includes evaluating a REIT, selling assets and delevering the balance sheet, but that the Board adopts a culture of accountability to shareholders. Given the substantial underperformance of MGM and the Board’s lackluster response to this underperformance, we believe that the addition of our independent nominees would compel the Company to take the necessary steps to close the persistent and material discount to its potential valuation.

Land and Buildings’ slate of proposed nominees possesses track records that speak for themselves:

✓	Matthew J. Hart: Former President, COO and CFO, Hilton Hotels Corporation (NYSE: HLT), and former CFO, Host Marriott Corporation
✓	Richard Kincaid: Former President and CEO of Equity Office Properties Trust
✓	Jonathan Litt: Founder and CIO of Land and Buildings
✓	Marc Weisman: Former Partner of Weil Gotshal & Manges, and former CFO of Oppenheimer & Co., Inc.

Vote FOR our Nominees on the GOLD Proxy Card Today

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About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

Media Contact:
Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

1 Gaming peers consist of all publicly traded casino companies disclosed in MGM’s 2015 proxy peers excluding Caesars, which filed for Chapter 11 bankruptcy earlier this year: BYD, LVS, PENN, PNK, WYNN. Lodging peers consist of a subset of MGM's 2015 proxy peers that are focused in higher chain-scale and vacation destinations: HLT, H, MAR, HOT.